HUNTON & WILLIAMS LLP RIVERFRONT PLAZA, EAST TOWER 951 EAST BYRD STREET RICHMOND, VIRGINIA 23219-4074 TEL 804 • 788 • 8200 FAX 804 • 788 • 8218
June 17, 2008

VIA EDGAR

Ms. Jennifer Gowetski, Esq.

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	Cypress Sharpridge Investments, Inc.
Pre-Effective Amendment No. 10 to Registration Statement on Form S-11
Filed on June 17, 2008
Registration No. 333-142236

Dear Ms. Gowetski:

As counsel to Cypress Sharpridge Investments, Inc., a Maryland corporation (the “Company”), we are transmitting for filing pursuant to the Securities Act of 1933, as amended (the “Securities Act”), Pre-Effective Amendment No. 10 (“Amendment No. 10”) to the Company’s Registration Statement on Form S-11 (File No. 333-142236) (the “Registration Statement”), together with exhibits, and the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated April 30, 2008.

For convenience of reference, each Staff comment contained in your April 30, 2008 comment letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company.

We have provided to each of you, Eric McPhee, Dan Gordon and Rochelle Plesset a courtesy copy of this letter and two courtesy copies of Amendment No. 10 filed by the Company on the date hereof, one copy of which has been marked to reflect changes made to Pre-Effective Amendment No. 9 to the Registration Statement filed with the Commission on April 2, 2008. The changes reflected in Amendment No. 10 have been made in response to the Staff’s comments and for the purpose of updating and revising certain information in the

Ms. Jennifer Gowetski

June 17, 2008

Registration Statement. All page references in responses are to pages of the blacklined version of Amendment No. 10. Capitalized terms used and not otherwise defined in this response letter that are defined in the Registration Statement shall have the meanings set forth in the Registration Statement.

Financing and Hedging Strategy, page 3

1.	You state on page 3 that your hedging strategy has been ineffective recently, which has caused you to incur losses on your interest rate swaps beginning in the third quarter of 2007 and continuing into the first quarter of 2008. Please revise your disclosure to quantify these losses and the anticipated timeframe for the adjustments in your hedging practice.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on pages 3, 4, 5, 23, 55, 56, 62, 82 and 86 of the prospectus.

Our Manager, page 4

2.	Please tell us how you have considered the impact internalizing your manager, Cypress Sharpridge Advisors, LLC, will have on your accounting for your activities as an investment company under SOP 07-1.

RESPONSE: As disclosed throughout the prospectus, the Company intends to internalize its management after its net assets exceeds an amount at which it will be more cost effective to be internally managed rather than externally managed and if the independent directors of the Company can negotiate a mutually acceptable agreement with the Manager that is in the best interests of the Company’s stockholders. In connection with internalizing management, the Company expects to, among other things, terminate the management agreement with the Manager and the sub-advisory agreements between the Manager and Sharpridge and Cypress, hire the employees of Sharpridge and maintain a relationship with Cypress. All of the Company’s management activities would then be conducted by the Company’s directors, officers and employees. The Company’s management team would not provide any management services to any other entities other than the Company’s subsidiaries.

As stated in paragraph 48 of Statement of Position 07-1 (“SOP 07-1”), the Company is required to reconsider its status as an investment company each reporting period or more often upon the occurrence of certain events that could change its status as an investment company for accounting purposes. Because the Company is not internalizing its management currently, its status as an

Ms. Jennifer Gowetski

June 17, 2008

investment company for accounting purposes will not be impacted by such an event unless and until internalization occurs. Notwithstanding the foregoing, below the Company provides its analysis of the impact of internalization on the key factors in SOP 07-1 based on the Company’s current expectations of the facts and circumstances that may result from internalizing its management. Because the Company cannot predict its future facts and circumstances when internalization may occur, the Company cannot assure the Staff that the following analysis will not change when internalization does occur; however, the Company will continue to analyze SOP 07-1 when internalization does occur to determine whether it remains appropriate for the Company to continue to utilize investment company accounting given the Company’s facts and circumstances when internalization does occur. It is important to note that as of today, the internalization plans are in their early stages, and the Company is seeking to provide as pertinent and up to date disclosure as possible in the prospectus regarding its plans to internalize. However, no written proposal or plan has been drafted or developed, and as such, it is difficult to offer detail or in-depth analysis of a prospective event.

As supported by the following analysis of the key factors of SOP 07-1 to the Company’s current facts and circumstances and the anticipated impacts of an internalization transaction, the Company respectfully submits that it will be able to continue to account for its activities under the AICPA Audit and Accounting Guide for Investment Companies after internalization of management.

Definition of an Investment Company per SOP 07-1 - Clarification of the Scope of the Audit and Accounting Guide Investment Companies (paragraphs .05 - .29)	The Company’s Analysis
A separate legal entity.	Formed as a Maryland corporation on January 3, 2006, and commenced operations on February 10, 2006. The Company will continue as a separate legal entity after internalization of management.

Business purpose and activity are investing in multiple substantive investments for current income, capital appreciation, or both.

An investment company sells its capital shares to an investor(s), invests the proceeds to achieve its investment objectives, and distributes to its investor(s), in the form of cash or distributions of ownership interests in investees, income earned on investments, and proceeds realized on the disposition of investments.

The Company was created with the objective of achieving consistent risk-adjusted investment income. The Company seeks to achieve this objective by investing exclusively in whole-pool residential mortgage pass-through certificates (“Agency RMBS”). As of March 31, 2008, these investments comprised approximately 97.7% of the Company’s portfolio of assets. Approximately 2.3% of the Company’s portfolio of assets was comprised of subordinated tranches of collateralized loan obligations (“CLOs”) and structured notes as of March 31, 2008. These assets were purchased in connection with the Company’s prior investment strategy. The Company believes that its current investment strategy will enhance the Company’s ability to pay consistent dividends to stockholders and achieve capital appreciation. The Company’s business purpose and investing activities will not change as a result of internalizing management.

Ms. Jennifer Gowetski

June 17, 2008

Definition of an Investment Company per SOP 07-1 - Clarification of the Scope of the Audit and Accounting Guide Investment Companies (paragraphs .05 - .29)	The Company’s Analysis
Entity should have no substantive activities other than its investment activities and have no significant assets or liabilities other than those related to its investment activities.	Substantially all of the Company’s activities, assets and liabilities are related to the Company’s investment activities. The Company does hold a 19% non-voting limited partnership interest in Sharpridge Capital Management, which is one of the Company’s sub-advisors. The Company does not yet know whether it will retain this interest after internalizing management; however, as described in the response letter to the Staff dated August 3, 2007, even if the Company retains this interest after internalizing management, it does not believe that this ownership interest is a significant asset in comparison to its other investment assets, and it does not believe that holding this asset would impair the Company’s ability to account for its activities as an investment company. In addition, the Company does not invest in real property. Accordingly, we do not believe that internalizing management will impact this criteria.

Entity invests in multiple substantive investments, and should hold multiple substantive investments directly or through another investment company.	As described above, the Company currently invests exclusively in Agency RMBS and holds CLOs and structured notes as residual assets from the Company’s prior investment strategy. The Company holds a number of different Agency RMBS investments as described on pages 78 through 79 of the Company’s prospectus and in the Company’s financial statements that are a part thereof. The Company’s investments will not change as a result of internalizing management.

Ms. Jennifer Gowetski

June 17, 2008

Definition of an Investment Company per SOP 07-1 - Clarification of the Scope of the Audit and Accounting Guide Investment Companies (paragraphs .05 - .29)	The Company’s Analysis

Investment plans include exit strategies.

The entity has identified potential exit strategies even though it may not yet have determined the specific method of exiting. The entity has defined the time at which it expects to exit the investment (expected date or range of dates or based on investment objectives of the entity).

Because Agency RMBS are debt securities, at a minimum the Company must exit these investments at the maturity date. The Company would otherwise exit through a public market sale in accordance with its stated investment strategy. These exit strategies will not change as a result of internalizing management.

Not holding investments for strategic operating purposes.

Investments are held for strategic operating purposes if the entity or its affiliates obtain or have the objective of obtaining benefits (other than benefits attributable to the ownership interest, such as dividends) as a result of investments in any investee, through relationships with the investee or its affiliates, that are unavailable to non-investor entities that are not related parties to the investee.

The objective of the Company is to invest the capital provided by stockholders in investments in which all stockholders can share in the current income and capital appreciation earned. The Company does not hold an interest in any of its investees. As described in the response letter to the Staff dated August 3, 2007, the Company holds a 19% non-voting limited partnership interest in Sharpridge Capital Management, which is a sub-advisor to the Manager. While Sharpridge serves as a sub-advisor to the Company’s Manager, it does not hold any interests in the Company. As noted above, the Company does not yet know whether it will retain this interest after internalizing management; however, as described in the August 3, 2007 letter, even if the Company retains this interest after internalizing management, it does not believe that holding this asset would impair the Company’s ability to account for its activities as an investment company.

Ms. Jennifer Gowetski

June 17, 2008

Definition of an Investment Company per SOP 07-1 - Clarification of the Scope of the Audit and Accounting Guide Investment Companies (paragraphs .05 - .29)	The Company’s Analysis

Number of substantive investors (pooling of funds) in the entity.

A large number of substantive investors is an indication that the investors are availing themselves of professional investment management resources to achieve current income, capital appreciation, or both.

The Company currently has in excess of 200 investors, of which over 92% of the shares are owned by independent stockholders. Once the Company completes its initial public offering, it expects to have an even larger number of substantive investors. Internalizing management should not change the number of substantive investors in the Company.

Level of the entity’s ownership interests in investees.

Significant levels of ownership interest in investees, particularly controlling financial interests, is an indication that the business purpose of the entity is investing for strategic operating purposes as opposed to current income, capital appreciation, or both.

The Company does not have any, or anticipate having any controlling, financial interests in its investees. The Company does not expect that its internalization of management would change this fact. In addition, the Company does hold the 19% non-voting limited partnership interest in Sharpridge Capital Management noted above. This is a non-controlling, passive interest.

Ms. Jennifer Gowetski

June 17, 2008

Definition of an Investment Company per SOP 07-1 - Clarification of the Scope of the Audit and Accounting Guide Investment Companies (paragraphs .05 - .29)	The Company’s Analysis

Substantial ownership in the entity by passive investors.

Substantial ownership by passive investors (in contrast to substantial ownership by principal investors that are involved in the significant business activities of investees) is an indication that the business purpose of the entity is for current income, capital appreciation, or both.

The Company currently has in excess of 200 investors, of which over 92% of the shares are owned by independent stockholders. Investors that are involved in determining the strategic direction of the Company or that run the day-to-day operations of the Company comprise less than 8% of the Company’s common stock as of March 31, 2008. Once the Company completes its initial public offering, it expects to have an even larger number of substantive investors, with a smaller percentage of investors determining the strategic direction of the Company or that run the day-to-day operations of the Company. Internalizing management should not change the number of stockholders, and as such, the Company does not expect that the percentage of common stock held by investors determining the strategic direction of the Company or that run the day-to-day operations of the Company to increase substantially in connection with internalizing management. As previously noted, the internalization plans are in their early stages, and no written proposal or plan has been drafted or developed, and as such, the Company will continue to monitor this, and all SOP 07-01 criteria, if and when the Company internalizes management.

Substantial ownership in the entity by employee benefit plans.

Employee benefit plans are created to provide to their participants a return on investments, which is consistent with the purpose of an investment company. Thus, the greater the ownership of an entity by employee benefit plans, the greater the indication that the entity is investing for current income, capital appreciation, or both.

Several of the Company’s investees are employee benefit plans; however, these employee benefit plans hold less than 25% of the Company’s common stock in accordance with the limitations in the Company’s charter. This fact will not change as a result of internalizing management.

Ms. Jennifer Gowetski

June 17, 2008

Definition of an Investment Company per SOP 07-1 - Clarification of the Scope of the Audit and Accounting Guide Investment Companies (paragraphs .05 - .29)	The Company’s Analysis

Involvement in day-to-day management of investees, their affiliates, or other investment assets.

Involvement by investors in the day-to-day management of investees, their affiliates, or other investment assets is an indication that the investor is investing for strategic operating purposes as opposed to current income, capital appreciation, or both.

Neither management nor affiliates of the Company are currently involved in the day-to-day management of investees or their affiliates. The Company also does not expect for its management to be involved in the day-to-day management of investees or their affiliates after internalizing management.

Significant administrative or support services provided to investees or their affiliates.

The greater the level of administrative or support services provided by an investor or its affiliates to investees, the greater the indication that the entity is investing for strategic operating purposes as opposed to current income, capital appreciation, or both.

The Company does not provide administrative or support services to investees or their affiliates, and does not expect to do so after internalizing management.

Certain financing guarantees or assets to serve as collateral provided by investees for borrowing arrangements of the investor or its affiliates.

The greater the level of these arrangements between an investor or its affiliates and an investee, the greater the indication that the investor is investing for strategic operating purposes as opposed to current income, capital appreciation, or both.

Not currently applicable to the Company. The Company does not expect that this will be applicable after internalizing management.

Ms. Jennifer Gowetski

June 17, 2008

Definition of an Investment Company per SOP 07-1 - Clarification of the Scope of the Audit and Accounting Guide Investment Companies (paragraphs .05 - .29)	The Company’s Analysis

Provisions of loans by noninvestment company affiliates of the investor to investees or their affiliates.

Loan arrangements that do not meet specific conditions may provide an indication that the investor is investing for strategic operating purposes as opposed to current income, capital appreciation, or both.

Not currently applicable to the Company. The Company does not expect that this will be applicable after internalizing management.

Compensation of management or employees of investees or their affiliates is dependent on the financial results of the investor or its affiliates.

The more extensive these types of compensation arrangements, the greater the indication that the investor is investing for strategic operating purposes as opposed to current income, capital appreciation, or both.

Not currently applicable to the Company. The Company does not expect that this will be applicable to it after internalizing management.

Directing the integration of operations of investees or their affiliates or the establishment of business relationships between investees or their affiliates.

The more extensive the direction of integration of operations or establishment of business relationships between the investor and investee, the greater the indication that the investor is investing for strategic operating purposes as opposed to current income, capital appreciation, or both.

Not currently applicable to the Company. The Company does not expect that this will be applicable to it after internalizing management.

Ms. Jennifer Gowetski

June 17, 2008

3.	You state on page 4 that you anticipate that an acceptable plan of internalization will provide for nominal consideration paid by you. We further note disclosure on page 13 that termination of the management agreement with your manager without cause is difficult and costly. Please revise your disclosure to quantify the consideration that would be due pursuant to the management agreement assuming you terminated the agreement for purposes of internalizing the manager.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on pages 3, 13, 28, 81, and 98 of the prospectus.

Management Agreement, page 10

4.	Please expand the fee table to reference the expense reimbursement provisions and the stock incentive plan as it relates to the manager and its employees.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 11 of the prospectus.

The repurchase agreements that we use …, page 24

5.	Please expand the risk factor by quantifying any recent margin calls and disclosing the current amount of assets available to satisfy any future margin calls. Similarly, please expand the third risk factor on this page relating to declines in market value to quantify the decline in the value of your assets since the third quarter of 2007. Please provide similar quantifying disclosure in the MD&A section.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on pages 22, 23, 56, and 68 of the prospectus.

Trends and Recent Market Impact, page 60

6.	Please quantify the significant volatility in agency MBS credit spreads in the second half of 2007. In addition, please advise us whether your discussion of the effect on market value on page 77 includes the impact of changes in credit spreads on market value.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 55 of the prospectus. The Company respectfully submits that the discussion on the effect on market value on pages 73 and 74 does not include the impact of changes in credit spreads on market value.

Ms. Jennifer Gowetski

June 17, 2008

Repurchase Agreements, page 91

7.	Please disclose the range of haircuts in your repo agreements and briefly describe the conditions and manner in which the lender can make a margin call.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 86 of the prospectus.

Management Fees and Incentive Compensation, page 103

8.	Please include disclosure regarding the actual fees paid to the manager and its employees in 2007, including the base fees, incentive fees, if any, expense reimbursements (other than reimbursements for services that outside professionals or consultants would otherwise perform) and any stock compensation.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 99 of the prospectus.

Reimbursement of Expenses, page 104

9.	We note the disclosure that “except as noted above, the manager is responsible for all costs incident to the performance of its duties under the management agreement,” including employee compensation expenses. However, based on the preceding disclosure, including the reference to your obligation to reimburse for “other office, internal and overhead expenses,” it is not clear what costs incident to the performance of its duties under the management agreement the manager is required to pay other than employee costs. Please revise the disclosure accordingly.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on pages 98 and 99 of the prospectus.

Note 5, Borrowings, page F-18

10.	Please clarify that the interest accrued on repurchase agreements is $5.7 million and $4.5 million as of December 31, 2007 and 2006, respectively, not $5.7 billion and $4.5 billion as the table indicates.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page F-34 of the prospectus.

Ms. Jennifer Gowetski

June 17, 2008

If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at 804-788-8388.

Very truly yours,

/s/    S. Gregory Cope

S. Gregory Cope

Enclosure

cc:	Kevin E. Grant

Thomas A. Rosenbloom

Daniel M. LeBey

David J. Goldschmidt

Jennifer A. Bensch